BB 3/6

03013260

SECURITIES A... ...SION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
FEB 27 2003
WASH. D.C. 181 SECTION

SEC FILE NUMBER
8- 34109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RIDGEWOOD ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 EAST RIDGEWOOD AVENUE
(No. and Street)

PARAMUS	NJ	07653
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILIP P. MARINO (201) 599-2300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CONROY, SMITH & CO.
(Name — *if individual, state last, first, middle name*)

385 PROSPECT AVENUE	HACKENSACK	NJ	07601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Philip P. Marino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ridgewood Associates, Inc., as of December 31, 19xx 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

BERNARD J. HOOGLAND
Notary Public of New Jersey
My Commission Expires 11-29-2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIDGEWOOD ASSOCIATES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002 AND 2001

CONROY, SMITH & CO.
certified public accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ridgewood Associates, Inc.

We have audited the accompanying statements of financial condition of Ridgewood Associates, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgewood Associates, Inc. as of December 31, 2002 and 2001, and the results of its operations, changes in stockholders' equity, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Certified Public Accountants

February 20, 2003
Hackensack, NJ

RIDGEWOOD ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Cash and cash equivalents	$102,415	$115,878
Receivables from brokers or dealers	49,841	44,799
Prepaid expenses	12,034	7,065
Fixed assets:		
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $121,875 and $107,786 as of December 31, 2002 and 2001, respectively	51,163	45,164
Other assets	9,900	9,900
Total assets	$225,353	$222,806

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Liabilities:		
Accounts payable and accrued expenses	$ 34,455	$ 36,411
Accrued wages	29,148	29,301
Total liabilities	$ 63,603	$ 65,712
Stockholders' equity:		
Capital stock, no par, 1,000 shares authorized, 100 shares issued and outstanding	$ 1,000	$ 1,000
Additional paid-in-capital	99,000	99,000
Retained earnings	61,750	57,094
	$161,750	$157,094
Total liabilities and stockholders' equity	$225,353	$222,806

See the accompanying notes to financial statements.

RIDGEWOOD ASSOCIATES, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues:		
Commissions	$647,592	$652,642
Interest and dividends	1,303	13,722
Total revenues	$648,895	$666,364
Expenses:		
Employee compensation and benefits	$478,174	$478,745
Communications	6,377	7,246
Occupancy	50,791	51,204
Taxes, other than income	31,096	30,002
Other operating expenses	77,801	94,100
Total expenses	$644,239	$661,297
Net income	$ 4,656	$ 5,067

See the accompanying notes to financial statements.

RIDGEWOOD ASSOCIATES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Capital Stock	Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2001	$1,000	$99,000	$52,027	$152,027
Net income	-	-	5,067	5,067
Balance, December 31, 2001	$1,000	$99,000	$57,094	$157,094
Net income	-	-	4,656	4,656
Balance, December 31, 2002	$1,000	$99,000	$61,750	$161,750

See the accompanying notes to financial statements.

RIDGEWOOD ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash Flows From Operating Activities		
Net income	$ 4,656	$ 5,067
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	14,089	13,548
Change in assets and liabilities:		
(Increase) decrease in accounts receivable	(5,042)	4,172
(Increase) decrease in prepaid expenses	(4,969)	2,051
(Decrease) in accounts payable and accrued expense	(1,956)	(28,618)
(Decrease) increase in accrued wages	(153)	6,540
Net cash provided by operating activities	$ 6,625	$ 2,760
Cash Flows From Investing Activities		
Purchase of furniture and equipment	($ 20,088)	($ 17,756)
Net cash (used) in investing activities	($ 20,088)	($ 17,756)
Net (decrease) in cash and cash equivalents	($ 13,463)	($ 14,996)
Cash and cash equivalents, January 1	115,878	130,874
Cash and cash equivalents, December 31	$102,415	$115,878

Supplemental cash flow information: Income taxes paid during the years ended December 31, 2002 and 2001 amounted to $340 and $240, respectively.

See the accompanying notes to financial statements.

RIDGEWOOD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Organization

Ridgewood Associates, Inc. (the Company) was incorporated on December 12, 1985. However, its initial capitalization was made January 1, 1988 when the assets, liabilities and broker/dealer registration of Ridgewood Associates (a sole proprietorship), were transferred to the corporation and 100 shares of no par capital stock were issued by the corporation in consideration therefor.

Description of Business

The company is an introducing broker and has a standard agreement with its clearing broker, all securities are introduced and cleared on a fully disclosed basis through the clearing broker.

Securities Transactions

Securities transactions are recorded on a trade date basis.

Income Taxes

The company has elected S corporation status for federal and state income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

Cash Equivalents

For purposes of the statements of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

RIDGEWOOD ASSOCIATES, INC

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 2. Furniture and Equipment

As of December 31, 2002 and 2001, furniture and equipment consisted to:

	2002	2001
Furniture and equipment	$173,038	$152,950
Accumulated depreciation	121,875	107,786
	$ 51,163	$ 45,164

Depreciation expense amounted to $14,089 and $13,548 for the years ended December 31, 2002 and 2001.

Note 3. Commitments

During 1998, the company entered into a new non-cancellable lease agreement for office space which expires April 30, 2003. The annual rent for the first year is $39,600, which then increases to $46,100 per annum for the remaining four years.

Rental expense for the year ended December 31, 2002 amounted to $50,791. The future minimum rent payments are as follows:

2003	$15,367
Total	$15,367

Note 4. Deferred Savings Plan

During 1988, the company instituted a deferred savings plan for the benefit of its employees. The plan is qualified under Section 408(e) of the Internal Revenue Code. No contributions were made by the company for the years ended December 31, 2002 and 2001.

Note 5. Defined Contribution Plan

The company has a defined contribution plan that covers all eligible employees. Contributions to the plan are made at the company's discretion. Contributions to the plan amounted to $30,000 and $31,142 for the years ended December 31, 2002 and 2001, respectively.

RIDGEWOOD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 6. Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the company had net capital of $88,511 which was $38,511 in excess of its required net capital. The company's net capital ratio was .718 to 1.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2002

Schedule I

RIDGEWOOD ASSOCIATES, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2002

Net Capital		
Total stockholders' equity		$161,750
Total stockholders' equity qualified for net capital		$161,750
Deduction and/or charges:		
Non-allowable assets:		
Furniture and equipment	$49,841	
Prepaid expenses	12,034	
Other assets	9,900	71,775
Haircuts on securities:		
Other securities		1,464
Net capital		$ 88,511
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 4,242
Minimum dollar net capital required		$ 50,000
Excess net capital		$ 38,511
Computation of Aggregate Indebtedness		
Total A.I. liabilities		$ 63,603
Percent of aggregate indebtedness to net capital		71.8

Reconciliation of Computation of Net Capital Under Securities and Exchange Rule 15c3-1

There are no material differences between the computation presented above and the firms X-17a(5) Part II(A) filing.

Schedule II

RIDGEWOOD ASSOCIATES, INC.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2002

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule III

RIDGEWOOD ASSOCIATES, INC.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2002

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

CONROY, SMITH & CO.

certified public accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
Ridgewood Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Ridgewood Associates, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control structure, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Ridgewood Associates, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management. This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conroy, Smith & Co.

February 20, 2003
Hackensack, NJ